UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1169
THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN
(Full title of the Plan)
THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Audited Financial Statements and
Supplemental Schedule
The Timken Company Employee Savings Plan
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

The Timken Company Employee Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2007 and 2006, and
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Timken Company, Administrator of The
    Timken Company Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Timken Company Employee Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 20, 2008

The Timken Company Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments, at fair value
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$9,188,823	$8,377,296
Participant notes receivable	399,223	269,657

Total investments, at fair value	9,588,046	8,646,953

Receivables:
Contribution receivable from participants	11,686	15,235
Contribution receivable from The Timken Company	214,251	213,324

Total receivables	225,937	228,559

Net assets available for benefits at fair value	9,813,983	8,875,512

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit- responsive investment contracts	43,780	21,694

Net assets available for benefits	$9,857,763	$8,897,206

See accompanying notes.

The Timken Company Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$698,452
Interest	23,620

722,072

Contributions:
Participants	262,379
The Timken Company	263,537

525,916

Total additions	1,247,988

Deductions
Benefits paid directly to participants	274,973
Administrative expenses	12,458

Total deductions	287,431

Net increase	960,557

Net assets available for benefits:
Beginning of year	8,897,206

End of year	$9,857,763

See accompanying notes.

The Timken Company Employee Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006,
and Year Ended December 31, 2007
1. Description of Plan
The following description of The Timken Company Employee Savings Plan (formerly known as The Rail Bearing Service Corporation Employee Savings Plan) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering full-time employees of Rail Bearing Service Corporation and Timken Industrial Services, LLC, excluding employees of Reliability Services, (collectively, the Company). The Timken Company (Timken) is the Plan Administrator. Employees of Rail Bearing Service Corporation become eligible to receive Profit Sharing Contributions immediately. Profit Sharing Contributions are based upon Rail Bearing Service Corporation’s return on assets. Full-time employees of Rail Bearing Service Corporation are eligible to contribute to the Plan after completing one year of service. Employees of Timken Industrial Services, LLC become eligible to participate in the Plan the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches Rail Bearing Service Corporation employee contributions at an amount equal to 50% on the first 6% of the participant’s gross earnings, called “Company Match Contributions.” In addition, the Company contributes Timken common shares at an amount equal to 10% on the first 6% of the participant’s gross earnings, called “Stock Match Contributions.” The Plan also provides for a discretionary “Profit Sharing Contribution” by the Company for eligible employees of Rail Bearing Service Corporation.
The Company matches Timken Industrial Services, LLC employee contributions, “Matching Contributions,” at an amount equal to 25% of the first 7% of the participant’s gross earnings.
The Plan provides for a quarterly “401(k) Plus Contribution” by the Company for eligible employees of Timken Industrial Services, LLC. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0%.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan’s fund options. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. For Rail Bearing Service Corporation participants, Company Match Contributions and Profit Sharing Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants are not allowed to direct the investment of the Stock Match Contribution until attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service; or (iv) following retirement. For Timken Industrial Services, LLC participants, 401(k) Plus Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants are not allowed to direct the investment of the Matching Contribution until attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement.
Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.
Participants may elect to have their vested dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. For Rail Bearing Service Corporation participants, vesting in the Company Match Contribution and Stock Match Contribution portions of their accounts plus actual earnings thereon occurs over a period of five years with 20% vested after one year and an additional 20% in each of the years two to five. Also, vesting in the Profit Sharing Contribution portion of their accounts plus actual earnings thereon occurs over a period of three years. Timken Industrial Services, LLC participants are immediately vested in Matching Contributions plus actual earnings thereon. Participants vest in the 401(k) Plus Contributions after the completion of three years of service.
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally cannot exceed five years, except loans made for purchasing a primary residence which cannot exceed 30 years. The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.
Plan Termination
Although it has not expressed any interest to do so, the Timken Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the trustee shall distribute to each participant the balance in their separate account.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value that is based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information to develop those assumptions. Additionally, the standard expands the disclosures about fair value measurements to include separately disclosing the fair value measurements of assets or liabilities within each level of the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on the Plan’s financial statements.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in the Master Trust Agreement for the Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by The Timken Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.
The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which The Timken Company’s Defined Contribution Plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $18.18 and $16.20 at December 31, 2007 and 2006, respectively.
Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The fair value of investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
3. Investments
The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for the participant loans are pooled for investment purposes in the Master Trust.
The following table presents a summary of the investments of the Master Trust as of December 31:

	2007	2006

Investments, at fair value as determined by quoted market price:
The Timken Company Common Stock Fund	$324,783,232	$328,532,326
Registered investment companies	340,698,963	276,803,386
Common collective funds	267,376,313	277,910,070

	932,858,508	883,245,782

Investment contracts, at fair value	149,281,023	145,405,625
Adjustment from fair value to contract value	3,584,578	1,818,969

Investment contracts, at contract value	152,865,601	147,224,594

	$1,085,724,109	$1,030,470,376

At December 31, 2007, The Timken Company Common Stock Fund consisted of 17,865,552 units of the Timken Company’s common stock. The Plan’s interest in the Master Trust was 0.85% as of December 31, 2007.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investment income relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income for the Master Trust is as follows:

	Year Ended December 31,
	2007	2006

Net appreciation (depreciation) in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$41,478,441	$(29,486,575)
Registered investment companies	9,055,413	19,973,017
Common collective funds	14,493,137	37,607,507

	65,026,991	28,093,949
Net appreciation in investment contracts	5,567,300	4,447,290
Interest and dividends	26,138,420	19,254,001

Total Master Trust	$96,732,711	$51,795,240

4. Non-Participant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2007	2006

Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$671,060	$529,028
Receivable:
Participants and company contribution receivable	10,882	15,172

	$681,942	$544,200

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
4. Non-Participant-Directed Investments (continued)

Year Ended
December 31,
2007
Change in net assets:
Net appreciation in fair value of investments	$83,084
Dividends	12,153
Participants and company contributions	61,132
Benefits paid directly to participants	(11,614)
Expenses	(928)
Transfers to participant-directed accounts	(6,085)

$137,742

5. Investment Contracts
Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts (continued)
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2005

Net assets available for benefits per the financial statements	$9,857,763	$8,897,206
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(43,780)	(21,694)

Net assets available for benefits per the Form 5500	$9,813,983	$8,875,512

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.
6. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Timken Company Employee Savings Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the IRS dated April 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
8. Related-Party Transactions
Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2007:

	Shares	Dollars

Purchased	1,909,011	$33,966,361
Issued to participants for payment of benefits	100,907	1,162,984
Dividends received	193,715	3,346,875
Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

The Timken Company Employee Savings Plan
EIN #34-0577130      Plan #024
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2007

Description of Investment,
Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value

Participant notes receivable*	Interest rates ranging
	from 5.0% to 9.5% with various maturity dates	$399,223

*	Indicates party in interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN
Date: June 20, 2008	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Assistant General Counsel